FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               03 September 2004


                               File no. 0-17630


                          CRH - Director Shareholding



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director Shareholding



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

1.Name of company

CRH plc


2. Name of director

Jan Maarten de Jong


3.Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director


4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Bank of Ireland Nominees Limited


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No


6.Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Shares


7.Number of shares/ acquired

2,000


8.Percentage of issued class

-


9. Number of shares/amount of stock disposed

-


10.Percentage of issued class

-


11.Class of security

Ordinary Shares


12.Price per share

EUR19.19


13.Date of transaction

2nd September  2004


14.Date company informed

2nd September 2004


15.Total holding following this notification

3,000


16.Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.



17.Date of grant



18.Period during which or date on which exercisable



19.Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21.Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22.Total number of shares or debentures over which options held following this notification



23.Any additional information



24.Name of contact and telephone number for queries



Angela Malone

+ 353 1 6344340



25.Name and signature of authorised company official responsible for making this notification



Angela Malone, Company Secretary



Date of notification          3rd September 2004


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  03 September 2004

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director